NEWS RELEASE
Kelso Technologies Inc.
(The "Company" or "Kelso")	January 15, 2020

Canada: TSX: KLS
United States: NYSE American: KIQ

KELSO TECHNOLOGIES INC. - RAIL OPERATIONS IN REVIEW

Vancouver, British Columbia and Bonham, Texas, Kelso Technologies Inc. ("Kelso" or the "Company"), (TSX: KLS), (NYSE American: KIQ) reports that the Company demonstrated stronger sales in 2019 - a trend that began in 2018 and continued to improve in 2019.  Financial health improved significantly due to increases in revenue from a wide range of rail service valves, specialty products and services.

Average monthly revenue increased from approximately US$500,000 in 2017 (recession year) to in excess of US$1,000,000 per month in 2018 to over US$1,650,000 per month for the nine months ended September 30, 2019.  This run rate held steady during the fourth quarter of 2019 - an annual increase of over 60%.  This change can be attributed to our improved relationships with stakeholders that fuel "customer driven" product designs and related sales - practices that are beginning to generate multiple equipment orders per tank car.

Our value proposition for customers going into 2020 is to continue to produce and timely deliver precision milled equipment that features quality craftsmanship and long-term reliable performance.  Our products have proven to significantly diminish the expensive and complex logistics of repairing tank cars in service - a benefit that is expected to generate sales growth in future periods.  During 2019 Kelso reached a key revenue milestone of US$100 million in sales since 2012.  This represents approximately 65,000 Kelso valves in service that have had an exceptional reliability service record with no material failures or warranty repairs.

At December 31, 2019 market capitalization improved from US$21 million (CDN$27 million) at the end of 2018 to over US$34 million (CDN$44 million) at the end of 2019 - an increase of over 60%.  Our financial health remains good and given current economic conditions the Company is capable of running debt free with no immediate need for equity financing.

James R. Bond, CEO of the Company comments: "Kelso has evolved into a well-rounded organization focused on better understanding our customers' technology needs.  Our commitment is to do business the right way for all our stakeholders with strong fundamental performance that generates positive cash flows and EBITDA returns.  In 2020 we continue to build on our sales initiatives, R&D activities and operational momentum experiences in 2019.  Our goal is to maintain a healthy debt free financial position while focusing on optimizing our business operations in both Canada and the USA.  Our priorities are to diligently seek sales opportunities for new products in rail, trucking, marine and wilderness transportation technologies.  Although there will be many business challenges ahead our future expectations remain optimistic for 2020."

Fully detailed annual audited financial statements and Management Discussion and Analysis for the year ended December 31, 2019 will be released on or before March 30, 2020 as required by Securities regulations.  Any financial numbers listed in this news release for the year 2019 are unaudited and are subject to change.  Readers are cautioned that financial numbers for the year 2019 included in this news release are indicative only.

About Kelso Technologies

Kelso is an engineering product development company that specializes in the development, production and distribution of proprietary service equipment used in transportation applications.  Our reputation has been earned as a developer and reliable supplier of unique high-performance rail tank car equipment for the handling and containment of hazardous and non-hazardous commodities during transport.  All Kelso products are developed with emphasis on economic and operational advantages to customers while mitigating the impact of human error and environmental issues.  The Company offers specialized rail service equipment, truck tanker equipment, fuel loading systems, marine applications, first responder emergency response kits and outback suspension systems for motor vehicles being used in rugged wilderness terrains.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company's profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Legal Notice Regarding Forward-Looking Statements: This news release contains "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that our policies will continue to fuel multiple equipment orders per tank car; that our value proposition for customers going into 2020 is to continue to produce and timely deliver precision milled equipment that features quality craftsmanship and long-term reliable performance; that we expect to generate sales growth in future periods; that Kelso valves will continue to deliver an exceptional reliability service record; that the Company is capable of running debt free with no immediate need for equity financing; that our goal is to maintain a healthy debt free financial position while focusing on optimizing our business operations in both Canada and the USA; that we can maintain our commitment to strong fundamental performance generating positive cash flows and EBITDA returns; that we can capitalize on sales opportunities for new products in rail, trucking, marine and wilderness transportation technologies; and that although there will be many business challenges ahead our expectations remain optimistic for 2020.  Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct.  The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation the risk that railroad safety regulations may be delayed or cancelled; the Company's products may not provide the intended economic or operational advantages; we may be unable to grow and sustain anticipated revenue streams because of competition or decreased interest in our products; orders may be cancelled and competitors may enter the market with new product offerings which could capture some of our market share; costs of production may increase affecting our EBITDA; we may have to incur debt to keep up with costs and/or technological or product development expenses; and our new equipment offerings may not capture market share as well as expected.  Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue South Surrey, BC V4A 8J1 www.kelsotech.com